                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                                  TECHSYS, INC.
                       f/k/a CONTINENTAL CHOICE CARE, INC.
                       -----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                     87873J
                                     ------
                                 (CUSIP Number)

                            Steven H. Scheinman, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 2001
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                              Exhibit Index: Page 8

                                       1
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                                  SCHEDULE 13D

CUSIP No. 87873J                                              Page 2 of 12 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          LAZAR & COMPANY I.G., LLC

2    Check the Appropriate Box If a Member of a Group*
                                        a. [_]
                                        b. [X]

3    SEC Use Only

4    Source of Funds*

          Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

          New York

                            7             Sole Voting Power
                                                 200,000/1/

Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                       0
  Each
Reporting                   9             Sole Dispositive Power
    Person                                      200,000/1/
    With
                            10            Shared Dispositive Power
                                                 0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   200,000/1/

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                   [_]

13   Percent of Class Represented By Amount in Row (11)

                                      5.1%/1/

14   Type of Reporting Person*

                  OO

/1/ Excludes certain shares; see Item 5.

CUSIP No. 87873J                                              Page 3 of 12 Pages

                                  SCHEDULE 13D

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          LAZAR & COMPANY I.G., INC.

2    Check the Appropriate Box If a Member of a Group*
                                           a. [_]
                                           b. [X]

3    SEC Use Only

4    Source of Funds*

          Not applicable

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
                                                 200,000/2/

Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       200,000/2/
    With
                            10            Shared Dispositive Power

                                                 0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            200,000/2/

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*


13   Percent of Class Represented By Amount in Row (11)

                                    5.1%/2/

14   Type of Reporting Person*

                  CO

/2/ Excludes certain shares; see Item 5.

CUSIP No. 87873J                                              Page 4 of 11 Pages

                                  SCHEDULE 13D

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          SHLOMO LAZAR

2    Check the Appropriate Box If a Member of a Group*
                                           a. [_]
                                           b. [X]

3    SEC Use Only

4    Source of Funds*

          Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

                  Canada

                            7             Sole Voting Power
                                                 200,000/3/

Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       200,000/3/
    With
                            10            Shared Dispositive Power
                                                 0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            200,000/3/

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [_]


13   Percent of Class Represented By Amount in Row (11)

                                    5.1%/3/

14   Type of Reporting Person*

                  IN

/3/Excludes certain shares; see Item 5.

                                                              Page 5 of 12 Pages

     This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, no par value per share (the "Shares"), of TechSys, Inc., f/k/a Continental Choice Care, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated August 31, 2000 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 2 is being filed by the Reporting Persons to report that the Issuer and Lazar LLC have entered into an agreement which amends the Purchase Right Agreement by accelerating the purchase rights of the Issuer and altering the remaining rights of Lazar LLC under the Warrant, as well as to report that Lazar LLC and Fuel Cell Companies, Inc. ("FCCI") have entered into a letter agreement pursuant to which FCCI agreed to deliver to Lazar LLC additional shares of the Issuer upon the closing of the contemplated transaction between the Issuer and FCCI. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2. Identity and Background.

     This Statement is being filed on behalf of Lazar & Company I.G. LLC ("Lazar LLC"), the Managing Member of Lazar LLC, Lazar & Company I.G., Inc. ("Lazar Inc.") and the Chief Executive Officer and owner of Lazar Inc., Shlomo Lazar (Lazar LLC, Lazar Inc. and Shlomo Lazar together, the "Reporting Persons").

Item 5. Interest in Securities of the Issuer.

     (a) Each of the Reporting Persons may be deemed the beneficial owner of 200,000 Shares (approximately 5.1% of the total number of outstanding Shares). This number consists of 200,000 Shares held for the account of Lazar LLC. This number excludes warrants exercisable into Shares, of which 850,000 Shares are currently exercisable.

     (b) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 200,000 Shares.

     (c) Except for the transactions described in Item 6 hereto, there have been no transactions effected with respect securities of the Issuer since February 27, 2001 (60 days prior to the date hereof) by the Reporting Persons.

     (d) The members of Lazar LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of the securities held for the account of Lazar LLC.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Lazar LLC entered into an agreement with the Issuer, dated as of April 5, 2001 (the "Amendment and Rights Cancellation Agreement"), pursuant to which the Issuer's rights under the Rights Purchase Agreement to purchase Lazar LLC's right to purchase shares under the Warrant, were accelerated and may be exercised by the Issuer either on the dates as set forth in the Rights Purchase Agreement or, if earlier, at the time (the "Effective Time") of the occurrence of both (i) the effective time of the currently proposed merger (the "Merger") of Newco TKSS, Inc., a wholly owned subsidiary of the Issuer, with and into FCCI and (ii) the delivery to Lazar LLC of the shares of the Issuer in

                                       5
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                                                              Page 6 of 12 Pages

accordance with the letter agreement between Lazar LLC and FCCI, dated as of April 5, 2001 (the "Letter Agreement Shares"), and, if not exercised prior to the Effective Time shall be deemed exercised at the Effective Time.

     In addition, Lazar LLC granted to the Issuer and the Issuer exercised, effective as of the Effective Time, the right to purchase Lazar LLC's right to purchase 850,000 shares under the Warrant for $145,833.37, which shall be paid by a reduction of the unpaid principal amount due from Lazar LLC to the Issuer pursuant to the Note.

     Pursuant to the terms of the Amendment and Rights Cancellation Agreement, on or before the Effective Time, the Issuer will have repurchased in their entirety the rights of Lazar LLC to purchase shares under the Warrant. At the Effective Time, the Warrant will be cancelled. As such, all rights of Lazar LLC pursuant to any other agreement between the Issuer and Lazar LLC which rights are contingent upon the Warrant or upon Lazar LLC owning more than 25% of the Common Stock of the Issuer, are terminated, as of the Effective Time. The Note shall remain in full force and effect, except as it may be specifically amended or modified by the Amendment and Rights Cancellation Agreement and by the purchases thereunder and under the Rights Purchase Agreement.

     At the Effective Time the Issuer shall grant to Lazar LLC a warrant for the purchase of 100,000 common shares of the Issuer, exercisable after the Effective Time until August 20, 2005, at a price of $1.50 per share.

     The Amendment and Rights Cancellation Agreement also provides Lazar LLC with piggyback registration rights with regard to the Letter Agreement Shares.

     The foregoing description of the Amendment and Rights Cancellation Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment and Rights Cancellation Agreement (attached as Exhibit G to this Statement), which is incorporated herein by reference.

     Lazar LLC entered into a letter agreement with FCCI, dated as of April 5, 2001 (the "Letter Agreement"), pursuant to which FCCI Agreed to deliver to Lazar LLC, at the Effective Time, 819,000 shares, or such other amount which represents 2.5% of the outstanding shares of FCCI immediately prior to the Effective Time and after the application of the exchange ratio in the Merger.

     The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement (attached as Exhibit H to this Statement), which is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

     The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 12 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  April 27, 2001

                                            LAZAR & COMPANY I.G., LLC
                                                By: LAZAR & COMPANY I.G., INC.
                                                Title: Managing Partner

                                            By:   /s/ Shlomo Lazar
                                                  ----------------
                                                  Name:  Shlomo Lazar
                                                  Title: Chief Executive Officer

                                                              Page 8 of 12 Pagea

                                  EXHIBIT INDEX

                                                                                             Page No.
                                                                                             -------
G.   Amendment of Company's Right to Purchase Warrant and Cancellation of                       9
     Rights, dated as of April 5, 2001, by and between TechSys, Inc. and Lazar &
     Company I.G., LLC

H.   Letter Agreement, dated as of April 5, 2001, by and between Lazar & Company               12
     I.G., LLC and Fuel Cell Companies, Inc.

                                       8